NXT ANNOUNCES UPDATE ON STATUS OF CONTRACTS

CALGARY, ALBERTA, July 9, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTCBB:NSFDF).

NXT advises that it has received the required approvals from the relevant government agencies in order to undertake its previously announced US$ 2.67 million South Asia SFD® survey contract. Project planning is underway, and timing of mobilization will be assessed in conjunction with other Latin American SFD® survey contract opportunities which NXT is in the process of negotiating.

 “We are very pleased that the challenge of clearing this regulatory hurdle has been met.  Several potential clients have expressed interest in our service in South Asia, and have been waiting for this approval to be granted.  We plan to aggressively pursue this market region.  Our recent successes continue to build 2012 as a record year for NXT” noted George Liszicasz, NXT President & CEO.

NXT also advises that in June it delivered its recommendations on the SFD® surveys which were conducted in 2012 in Argentina (US $1.65 million contract value) and in Guatemala (US $0.67 million contract value).  Final progress billings totaling US $720,000 were issued for these two survey projects in June and contract revenues totaling US $2.32 million will be recognized in NXT’s Q2-2012 results.

In addition, NXT reports that it has recently completed an expansion of its SFD® sensor systems, and intends to test this new survey capacity over existing resource plays and traditional oil plays in western Canada this month.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a proprietary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release includes forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

For further information, please contact:

Greg Leavens, V-P Finance & CFO	George Liszicasz, President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
Tel: (403) 206-0805	Tel: (403) 206-0800
gleavens@nxtenergy.com	george@nxtenergy.com
www.nxtenergy.com

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